Exhibit 99.1

High Tide Announces Opening of 60th Canna Cabana Location in Alberta

CALGARY, AB, Feb. 18, 2022 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, announced today that its Canna Cabana retail cannabis store located at 11070 100 Avenue in Grande Prairie, Alberta, will begin selling recreational cannabis products for adult use as of tomorrow. This opening represents High Tide's 111th branded retail location across Canada, and 60th in Alberta, selling recreational cannabis products and consumption accessories. This store will also be High Tide's second to open in Grande Prairie, which is the largest city in northwestern Alberta with a population of almost 65,000. The new Canna Cabana store is located in a power centre anchored by a major international discount retailer, at the well-trafficked intersection of Highways 40 and 43. It is also close to the main campus of Grande Prairie Regional College, on the opposite side of Highway 43.

High Tide Inc. February 18, 2022 (CNW Group/High Tide Inc.)

"With the opening of this Canna Cabana location, we have reached yet another store count milestone in Alberta, the province where High Tide started and where we continue to be the single largest cannabis retailer," said Raj Grover, President and Chief Executive Officer of High Tide. "Alberta has been a leader in promoting a competitive and thriving retail cannabis market, and we remain committed to increasing our investment in the province as we continue to grow. Grande Prairie has one of the highest incomes per-capita in Alberta, with a consistently steady and stable economy. I look forward to bringing our discount club model and guaranteed low prices to even more Grande Prairians and Albertans over the coming weeks and months, including through the launch of e-commerce and delivery offerings as they will be permitted by March 8th of this year," added Mr. Grover.

ISSUANCE OF SHARES

As previously disclosed in the Company's press release dated January 26, 2022, the Company announces that it intends to pay an aggregate of $100,000 in consulting fees (the "Consulting Fees") to two (2) consultants (the "Consultants") as consideration for services provided by the consultants pertaining to certain commercial premises for development in Saskatchewan. High Tide intends to pay for the Consulting Fee through the issuance of 15,122 common shares of the Company (the "Shares") at a deemed price of $6.6132. The deemed price of the Shares was based on the 10-day volume weighted average price of the Shares on the Exchange as at the close on February 17, 2022. The Shares are being issued pursuant to a consulting agreement between the Company and the Consultants dated December 22, 2022 (the "Consulting Agreement"). The Consulting Agreement has a term of six (6) months (the "Term"), during which the Consultants will be engaged on an on-going basis in efforts to source commercial premises for development for the Company. The issuance of Shares is subject to approval from the TSX Venture Exchange.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 111 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia's Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 18-FEB-22